August 30, 2018

Thomas Gad
Founder, Chairman, President and Head of Business Development
Y-mAbs Therapeutics, Inc.
750 Third Avenue
9th Floor
New York, NY 10017

       Re: Y-mAbs Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed August 24, 2018
           File No. 333-226999

Dear Mr. Gad:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary
Overview, page 1

1. Please expand your revised disclosure regarding the end points of the Phase 2 Study 12-
       230 to define complete and partial tumor response. Please also revise your disclosure here and in the Business section where you present efficacy results from your studies to define these terms, as well as "stable disease." Also disclose the portion of overall responses where you observed a complete response compared to a partial response. Thomas Gad
Y-mAbs Therapeutics, Inc.
August 30, 2018
Page 2
MabVax Sublicense Agreement, page 155

2. Please revise your disclosure to include the royalty term and when the MabVax-MSK license terminates or expires. Please also file this agreement as an exhibit or tell us why you believe that you are not required to do so pursuant to Item 601(b)(10) of Regulation
      S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any otherquestions.



                                                            Sincerely,
FirstName LastNameThomas Gad
                                                            Division of
Corporation Finance
Comapany NameY-mAbs Therapeutics, Inc.
                                                            Office of
Healthcare & Insurance
August 30, 2018 Page 2
cc:       Dwight A. Kinsey, Esq.
FirstName LastName